SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                        For the month of September, 2005

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

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reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

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Indicate by check mark whether the registrant by furnishing the information
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in connection with Rule 12g3-2(b):82-_____________)


Press Release                     For immediate release 7.00am 8 September 2005
                                  SVG Capital unaudited interim results for the six months ended 30 June 2005


                SVG Capital reports a solid half-year performance

Portfolio highlights:

   - Shareholders' funds increased to GBP814.7 million - 607.8p per share fully diluted (valued in accordance with International Financial Reporting Standards).

   - When valued in accordance with International Private Equity and Venture Capital Valuation Guidelines net assets increased by 7.4% to GBP767.2 million - 579.7p per share fully diluted.

   - Increase in net assets driven by significant distributions from the portfolio and several material valuation uplifts, including New Look, Inmarsat, Intelsat, debitel and Memec.

   - Distributions from the portfolio in the six months were GBP175.8 million - 2.5 times the level of the same period last year and ahead of total distributions for 2004.

   - Portfolio companies continue to perform well and the focus on cash generation and debt repayment has had a positive effect on portfolio valuations.

Fund management business - SVG Advisers:

   -     SVG Advisers' third-party funds have increased to EUR1.7 billion.

   - Successful launch of Strategic Equity Capital plc, a UK listed investment trust, which raised GBP70.4 million and will invest primarily in undervalued public companies that could benefit from strategic, operational or management initiatives.

   - First two private equity funds of funds launched with Schroders have reported strong performance and a first close of the third fund of funds is expected by the year-end.

Nicholas Ferguson, Chairman of SVG Capital, commented:
"I am pleased to announce a solid set of results for the first half of 2005. The high level of distributions in the six months demonstrates the strength of the portfolio, with several companies either successfully recapitalised or realised.

"Since listing in 1996, SVG Capital's net assets have grown 12.8% p.a. - outperforming the FTSE All-Share by 9.4% p.a. over the same period. We look forward to the latter half of 2005 as our recently strengthened partnership with Permira continues to reward investors, and as SVG Advisers looks to further expansion with the launch of our third private equity fund of funds."

For further information, please contact:

SVG Capital plc                                                   020 7010 8900
Nicholas Ferguson / Alice Todhunter

Penrose Financial                                                 020 7786 4888
Andrew Nicolls / Emma Thorpe / Will Bowen

Copies of the press release and other corporate information can be found on the company website at: http://www.svgcapital.com





Chairman's statement
This is my first statement as Chairman of SVG Capital and I am pleased to report a solid set of results.

Significant distributions from the portfolio and a number of material valuation uplifts have resulted in shareholders' funds1 increasing to GBP814.7 million - 607.8p per share fully diluted2. When valued in accordance with International Private Equity and Venture Capital Valuation Guidelines, net assets increased by 7.4% to GBP767.2 million - 579.7p per share fully diluted.

The overall performance of the portfolio has been good and the operating environment for the majority of the portfolio companies remains stable. The continued focus on cash generation and debt repayment has had a positive effect on portfolio valuations, despite the negative impact of foreign exchange movements.

International Financial Reporting Standards (IFRS)
From 1 January 2005, SVG Capital is required to prepare its financial statements in accordance with IFRS and this is the first set of financial results prepared on this basis.

The key impacts on the preparation of our June 2005 valuations and results are:

    - The requirement to apply bid prices to and, more importantly, to remove discounts from quoted investments.

         At 30 June 2005, we have valued all of the quoted investments in accordance with IFRS. However, we have also provided additional valuations of the quoted investments, performed in accordance with the International Private Equity and Venture Capital Valuation Guidelines, assuming IRFS compliance was not a requirement. The impact of adopting IFRS is an increase in the valuation of quoted companies of GBP41.2 million (28.1p per share fully diluted) at 30 June 2005.

    - The requirement to reclassify the 2013 convertible bonds into their respective debt and equity components. The effect of this is a reduction in debt of GBP6.3 million at 30 June 2005.

    - The requirement to account for the fair value of share options issued. This has no impact on net assets, but results in an expense of GBP0.7 million for the current period.

International Private Equity and Venture Capital ("IPEVC") Valuation Guidelines IPEVC Valuation Guidelines were introduced with effect from 1 January 2005, superseding previous guidelines issued by the British Venture Capital Association, European Venture Capital Association and Association Francaise des Investisseurs en Capital.

Cash balances
Given the substantial distributions from the portfolio (GBP175.8 million) and the comparatively low levels of calls paid (GBP36.5 million), SVG Capital ended the period with a relatively high cash position of GBP190.8 million (22% of gross assets).

Since June, approximately GBP93 million of new investments have been called or announced. Cash balances will be used to fund these investments and meet our remaining uncalled commitments, which stood at GBP408.5 million at 30 June 2005.

SVG Capital's strong cash position underlines the impressive performance of the portfolio and puts the Company in an excellent position to make a major commitment to the next Permira fund and future SVG Advisers structured products.

Acquisition of mature secondary assets by SVG Diamond
Following the final close of SVG Diamond, the EUR400 million Collateralised
Fund Obligation of private equity funds, in which SVG Capital has a holding of EUR50 million, the fund acquired GBP25.0 million of mature secondary assets from SVG Capital.

The secondary assets, all of which date from funds which closed from 1993-1999, were acquired by SVG Diamond at December 2004 valuations. These funds include:
100% of SVG Capital's holding in Schroder Canadian Buy-Out Fund II (1994); 98% of its holdings in Permira UK III (1993); 100% of its holding in SV Life Sciences Fund (1993); 43% of its holding in SV Life Sciences Fund II (1999) and 14% of its holding in SV Investments Fund (1999). Through its EUR50 million holding in the fund, SVG Capital retains a 36% interest in these funds.

Issue of shares to Permira and change of investment policy
Following the approval of the change of investment policy and the arrangements with Permira, SVG Capital issued 6 million shares to Permira Capital Limited and changed the investment policy to:

SVG Capital's investment objective is to achieve capital appreciation by investing principally in private equity funds that are managed or advised by Permira, one of Europe's leading private equity firms.

In addition, SVG Capital invests in private equity funds that invest in Japan, North America, Asia and the life sciences sectors, and in unquoted and quoted businesses through specialist funds and coinvestments alongside these funds.

Board
Damon Buffini, Managing Partner of Permira, was appointed to the Board as a non-executive Director on 25 April 2005.

Damon brings valuable experience to the Board and, on behalf of all of the Directors, I would like to welcome him.

Interim operating review of SVG Advisers
SVG Capital's fund management business, SVG Advisers, continues to perform very well, increasing third-party funds under management to EUR1.7 billion.

The major contributors to this increase were the successful launch of Strategic Equity Capital (SEC), a UK listed investment trust, which raised EUR100 million (GBP70 million) and a 61% increase in the net assets of the open-ended SVG UK Focus Fund to EUR205 million (GBP147 million). SEC is managed by the public equity team and has an investment objective of achieving absolute returns over a medium-term period, principally through capital growth. SEC will invest primarily in publicly quoted companies that the team believes are undervalued and could benefit from strategic, operational or management initiatives. The team continue to focus on generating absolute returns from quoted equities by applying private equity investment techniques.

The first two private equity funds of funds launched in conjunction with S chroders have performed well, both reporting increases in net asset value at the last valuation date (31 March 2005). The private equity team is about to launch a third fund of funds with Schroders, and we expect this to have a first closing by the end of the year.



Outlook
The strong level of distributions from the portfolio has continued into the second half, with a further GBP41.8 million received since June. The high level of distributions underlines the strong performance of the portfolio, with a number of companies successfully completing recapitalisations and several realisations. The strategic, operational and management changes being implemented within the newer investments are beginning to bear fruit, and the companies are well positioned to capitalise on opportunities in their respective markets.

Over the longer period, SVG Capital's growth in net assets continues to outperform public markets, reporting a compound growth in net assets per share3 of 12.8% p.a. since listing in 1996 and 5.2% p.a. over the last five years, a respective outperformance of 9.4% p.a. and 8.5% p.a. of the FTSE All-Share.

We are confident that our strong relationship with Permira and the success of SVG Advisers will provide a firm foundation for continuing the successful track record we have enjoyed since our listing.



Portfolio review                                                      June 2005

Unless otherwise stated, values included in this portfolio review relate to the results calculated in accordance with International Private Equity and Venture Capital (IPEVC4) Valuation Guidelines, rather than under IFRS, as we consider this to be more meaningful and a better reflection of actual performance. The accounts themselves must be presented in accordance with IFRS, the main impact of which is that valuations of quoted companies are increased, as marketability discounts are not permitted, even if there are formal trading restrictions on particular securities.

The portfolio has benefited from significant distributions in the six months. Coupled with several material uplifts in valuation and an increase in the value of the quoted portfolio, this has resulted in shareholders' funds5 increasing to GBP814.7 million - 607.8p per share fully diluted6. When valued in accordance with IPEVC Valuation Guidelines, net assets increased by 7.4% to GBP767.2 million - 579.7p per share fully diluted.

The performance of the portfolio of companies over the first six months of 2005 has been good and the operating environment for the majority of them remains stable, despite growing inflationary pressures. A focus on cash generation and debt repayment continues across the portfolio which, as in previous periods, has had a positive impact on valuations.

Distributions from the portfolio in the six months were GBP175.87 million, 2.5 times the level for the same period last year and ahead of total distributions for 2004 (GBP146.08 million). The vast majority of these distributions have been a result of recapitalisations (50%) or flotations (24%), as funds advised by Permira have taken advantage of the favourable equity and debt capital markets. Since inception, SVG Capital has reported an average uplift on realisations to previous valuations of approximately 35% (41% excluding recapitalisations).

Favourable equity capital markets have had a significant impact on the valuations of a number of quoted portfolio companies, with GBP20.6 million (14.0p) of uplift (calculated in accordance with IPEVC Valuation Guidelines) a direct result of increases in the share prices of the quoted portfolio, in particular austriamicrosystems, Inmarsat (following its flotation in June) and Parkway.

Other material uplifts in value were New Look, Intelsat and debitel, all of which underwent recapitalisations during the six months and have been revalued on an earnings basis, together adding GBP45.9 million (31.3p) to the value of the portfolio. In addition, the flotation of Inmarsat (which was at an uplift of GBP14.6 million to the December 2004 valuation) and the acquisition of Memec by Avnet, Inc., added a further GBP25.8 million (17.6p) to the value of the portfolio.

The profile of the valuation basis of the portfolio has changed quite markedly, with 28% of the portfolio valued on a quoted basis, 33% on an earnings basis, 22% at cost,16% on a third-party basis and 1% on a write-down basis. Taking into account the sale of Memec to Avnet, Inc. which closed in July, the percentage of the portfolio valued on a quoted basis will increase to 35%, with the percentage valued on a third-party basis declining to 9%.

The portfolio of 128 companies continues to be relatively focused, with the 20 largest companies representing 73% of the private equity portfolio. Whilst concentrated, the portfolio is diversified by sector and geography, with a focus on companies operating in the consumer and leisure, computer/electronics, medical/health and other services sectors. European and multinational companies make up over 80% of the portfolio, with the remainder split between Far East/Asia and the US.

The portfolio remains sensitive to foreign exchange movements. The strengthening of sterling against the euro over the first six months of the year adversely impacted the portfolio's valuation. Whilst this adverse impact was partly offset by the weakening of sterling against the US$, overall foreign exchange movements had a negative impact of GBP4.7 million on the portfolio's sterling valuation.

The average discounted weighted earnings multiple used to value the portfolio remained relatively unchanged at 6.5.

Portfolio changes
As demonstrated by the high level of distributions in the first half, the portfolio has been very cash generative. The majority of these distributions have been a result of recapitalisations which have, together with strong operating performance, led to some material write-ups in the first half.

Valuation changes - positive
New Look has a leading market position in the value fashion sector and is experiencing good growth rates. During the six months, the company underwent two recapitalisations returning approximately 100% of cost to investors and at June 2005 was valued at GBP22.6 million. The June 2005 valuation, together with the proceeds received from the recapitalisations, represents an aggregate uplift of GBP23.0 million (15.7p) to the December 2004 valuation.

Intelsat, a leading global satellite communications company, is a new investment which closed in January 2005. In February 2005, the company underwent a recapitalisation returning approximately 60% of cost to investors and has been written up on an earnings basis to GBP15.4 million. In late August, the company announced a definitive merger agreement with PanAmSat, a leading global provider of video, broadcasting and network distribution services9. The June 2005 valuation, together with the proceeds of the recapitalisation, represents an aggregate uplift of GBP11.9 million (8.1p) to SVG Capital's initial cost of GBP8.5 million.

debitel is Europe's largest mobile phone service provider and was acquired by funds advised by Permira in June 2004. Since its acquisition, the company has performed well and has returned approximately 100% of cost through a return of capital and a recapitalisation. The company has been valued on an earnings basis for the first time at GBP9.7 million. This valuation, together with the proceeds from the recapitalisation, represents an aggregate uplift to the December 2004 valuation of GBP11.0 million (7.5p).

Funds advised by Permira have also taken advantage of the favourable equity capital markets, floating two portfolio companies, Premiere (highlighted in the 2004 Report and Accounts) and Inmarsat, in addition to announcing the acquisition of Memec by New York listed Avnet, Inc. in a stock and cash transaction.

Inmarsat, the leading provider of global mobile satellite communications, floated on the London Stock Exchange in June 2005 with shares being placed at 245p, valuing SVG Capital's holding in the company at GBP24.2 million (valued in accordance with IPEVC Valuation Guidelines and including the redemption of GBP6.4 million of shareholder loans). Since the flotation, Inmarsat's share price has performed well, increasing to 309p at 30 June 2005. The IPEVC value of SVG Capital's holding in Inmarsat at 30 June 2005 was GBP22.1 million, representing a total uplift (including the redemption of shareholder loans) of GBP19.2 million (13.1p) to the December 2004 value. At 30 June 2005, SVG Capital's holding in Inmarsat valued in accordance with IFRS was GBP32.2 million, representing a total uplift of GBP29.3 million (20.0p).

The global semiconductor distribution company, Memec, was acquired by Avnet, Inc. in a stock and cash transaction which was announced in April 2005. The transaction closed at the beginning of July and at 30 June 2005, SVG Capital's holding in Memec was valued on a third-party basis at GBP40.9 million, an uplift of GBP11.1 million (7.6p) to the December 2004 valuation. Following the completion of the transaction, SVG Capital expects to receive approximately GBP4.7 million, with the IPEVC value of its remaining shareholding in Avnet, Inc. valued at GBP36.1 million on 5 July 2005 (potential IFRS value: GBP49.1 million).

Company                            30 June 2005          31 December 2004         Proceeds           Change in
                                IPEVC Valuation           IPEVC Valuation           in six              Period
                                        GBP'000                   GBP'000          months*             GBP'000
New Look                                 22,615                    20,292           20,661              22,984
Inmarsat                               **22,099                    10,128            7,225              19,196
Intelsat                                 15,417                  ***8,520            5,039              11,936
Memec (Avnet)                            40,863                    29,721                -              11,142
Debitel                                   9,687                    20,387           21,648              10,948

*        includes P123
**       IFRS value - GBP32.2 million
***      Investment in Intelsat was made in January 2005


Valuation changes - negative
The only portfolio company valuation write-down of note was Kiekert, the car-lock manufacturer, which has been written down by GBP5.7 million (3.9p). Kiekert was acquired by funds advised by Permira in 2000. The company was written down in December 2002 to 65% of cost, due to a fall in 2003/2004 earnings. As a result of operating difficulties in its principle markets and an increase in the cost of raw materials, predominantly driven by high oil and steel prices, SVG Capital's investment in Kiekert has been further written down to approximately 30% of cost (in local currency) and is now valued at GBP4.2 million.

Distributions
Total distributions of GBP175.8 million were received in the six months, the vast majority of which were from recapitalisations or flotations. There were a total of five full and 14 partial realisations, the most material being the partial realisation of Premiere.

As highlighted in the December 2004 Report and Accounts, Premiere floated on the Frankfurt Stock Exchange in March 2005. Funds advised by Permira sold 50% of their holding in the company at the flotation and SVG Capital received proceeds of GBP36.1 million from this partial realisation.

Danaher Corporation signed a definitive agreement to purchase Leica Microsystems in a deal that valued the company at US$550 million. The value of this sale for SVG Capital is approximately GBP11.1 million. The sale closed in late August 2005.

As mentioned in the June 2005 newssheet, Hogg Robinson completed a recapitalisation returning approximately 100% of cost to investors and SVG Capital's holding in the company has been valued at GBP11.8 million at June 2005. In addition, following its two recapitalisations and the return of approximately 1.6x investment cost to investors, SVG Capital's holding in Cognis has been valued at GBP7.4 million and at June 2005 was not one of the 20 largest investments in the portfolio.

Since the period end, funds advised by Permira have realised their holding in Grammer, the car and truck seat manufacturer. The value of this realisation for SVG Capital is approximately GBP17.5 million.

New investments
Six new investments and 18 follow-on investments were made in the six months, with a total of GBP36.5 million of calls paid.

Whilst continuing to review interesting opportunities, funds advised by Permira adopted a circumspect attitude to new investments in the first six months of 2005. However, since the period end, funds advised by Permira have announced four new investments: Jet Aviation, the Gala Group, Cortefiel and SBS Broadcasting.

Jet Aviation was founded in 1967 and is a leading global business aviation company employing more than 3,500 personnel in over 60 facilities and stations around the world. The company provides maintenance, completions and engineering services, fixed base operations and airline handling, along with aircraft sales, charter and management on a global basis. In addition, Jet Aviation operates an aircraft management and charter fleet of more than 160 jets in Europe, Asia, the Middle East and the US. SVG Capital's share of this investment is expected to be approximately GBP14.5 million.

In August, funds advised by Permira announced an agreement to buy an equity stake in the Gala Group, one of the UK's largest gaming companies. The Group's principal business is its operation of 166 bingo clubs and 30 casinos. SVG Capital's share of this investment is expected to be approximately GBP26.1 million.

Cortefiel is the number two specialist apparel retailer in Spain. It operates a multi-format network with three main concepts: Cortefiel, with 222 stores primarily in the Iberian market offering casual wear for 30+; Springfield, with 329 stores and 113 franchises targeting the 18-30s and Women's Secret, selling underwear through 169 stores and 70 franchises. Headquartered in Madrid, Cortefiel, employs around 10,000 people. SVG Capital's share of this investment is expected to be up to approximately GBP17.6 million.

In August, funds advised by Permira, in partnership with KKR, announced that they had entered into a definitive agreement with SBS Broadcasting for its acquisition. SBS Broadcasting is a European commercial television and radio broadcasting company with operations in Western and Central Europe. The company operates 16 television stations, 21 premium pay channels and 11 radio networks, reaching 100 million people in nine countries across Western and Central Europe. The transaction is subject to clearance and must be approved, prior to closing, by two-thirds of the votes cast by SBS shareholders at an Extraordinary General Meeting. This meeting is expected to take place in October 2005. SVG Capital's share of this investment is expected to be approximately GBP32.8 million.

Valuation basis (by value and in accordance with IPEVC Valuation Guidelines)
The most significant change in the valuation basis of the portfolio is the increase in companies valued on a quoted basis (28%), a result of the flotation of Premiere and Inmarsat and increases in the share prices of a number of the portfolio's quoted holdings.

The portfolio's weighting to companies valued on an earnings basis has decreased to 33%, predominantly a result of the change in valuation basis for Memec (Avnet), Grammer and Leica Microsystems to third-party and the flotation of Inmarsat. Only 4% of the portfolio is valued below cost, 3% of which is on an earnings basis and 1% on a write-down basis.





Valuation basis

                                                                 30 June 2005                 31 December 2004
                                                                 % (by value)                     % (by value)
Cost                                                                       22                               24
Earnings                                                                   30                               41
Written-down - earnings                                                     3                                3
Written-down                                                                1                                2
Third party                                                                16                               15
Quoted                                                                     28                               15


The average weighted discounted earnings multiple used to value the portfolio remained in-line at 6.5 (December 2004: 6.6). With the acquisition of Memec by Avnet, Inc. and the resulting change in valuation basis for Memec, the portfolio's weighted earnings multiples were not affected by movements in semiconductor earnings multiples over the six months. The average discount applied to companies valued on an earnings basis was 33%.

On an IPEVC valuation basis the average discount applied to companies valued on a quoted basis was 19%.

Geographical and sector distribution (by value and in accordance with IPEVC Valuation Guidelines)
There has been a slight change in the geographical distribution of the portfolio, with an increase in its weighting to Asia, driven by the performance of the Asian quoted portfolio and new investments in Japan. There has been a marginal decrease in the portfolio's exposure to Continental Europe, due to the partial realisation of Premiere.

Geographical Analysis
                                                                 30 June 2005                 31 December 2004
                                                                 % (by value)                     % (by value)
Multinational                                                              26                               26
Continental Europe                                                         32                               35
UK                                                                         23                               22
North America                                                               8                                8
Far East/Asia Pacific                                                      11                                9


The sector analysis has remained broadly in-line with December 2004, with the only change of note being the increase in the portfolio's exposure to Computer/other electronics, due to the new investment in Intelsat and the increase in value of Inmarsat. The portfolio's exposure to Chemicals has decreased following the recapitalisation and return of capital from Cognis.

The portfolio has a high exposure to the Consumer and leisure sectors. Of the 48% invested in the consumer sector as a whole, 22% is invested in companies in the leisure sector; 14% in retail companies; 6% in media companies and 6% in 'other consumer'.

 Sector Analysis
                                                                30 June 2005                 31 December 2004
                                                                % (by Value)                     % (by Value)
Consumer and leisure                                                      48                              *51
Medical/health                                                            13                               11
Computer/other electronics                                                23                               16
Chemicals                                                                  1                                6
Industrial products/services                                               6                                6
Other manufacturing                                                        2                                3
Other services                                                             7                               *7

* At December 2004, Premiere was classified as "Other services", it has been reclassified as "Consumer and leisure" at June 2005 and the December 2004 analysis has been restated.

Portfolio maturity
The average age of the portfolio has fallen with 62% of investments being held for less than three years, 40% being held for under two years, of which 21% have been held for less than a year.

Investments in companies (GBP million)
30 June 2005

                                                                 Earnings/
Year*                          W/down              Cost        third party            Quoted             Total
       1995 & prior              0.2                0.6                3.9              11.8              16.5
               1996              0.2                  -                0.1               0.2               0.5
               1997              0.1                  -                0.9                 -               1.0
               1998                -                  -               14.4                 -              14.4
               1999              0.1                0.2               16.3              24.3              40.9
               2000              0.6                2.7               79.8              22.9             106.0
               2001              0.6                1.0               28.1               1.9              31.6
               2002              0.2               10.7               87.0               9.6             107.5
               2003              0.5                6.5               12.3              93.2             112.5
               2004                -              101.6               40.8               5.0             147.4
               2005                -                5.3               15.4                 -              20.7
                              _______           _______            _______           _______           _______
                                 2.5              128.6              299.0             168.9             599.0
* Year of original investment in underlying companies

Investments in companies (GBP million)
31 December 2004
                                                                Earnings/
Year*                            W/down             Cost      third party            Quoted              Total
         1995 & prior               0.5                -              1.0              12.3               13.8
                 1996               0.2                -              0.4               0.2                0.8
                 1997               0.1                -              5.4               7.8               13.3
                 1998               0.3                -             21.0               1.5               22.8
                 1999               0.1              1.4             18.5              20.6               40.6
                 2000               2.0              3.9            102.8              17.1              125.8
                 2001               2.5              1.8             68.2               1.8               74.3
                 2002               7.4              3.7             88.3                 -               99.4
                 2003                 -              6.5             94.7              38.2              139.4
                 2004                 -            149.4              6.0               5.0              160.4
                                 _______          _______          _______           _______            _______
                                   13.1            166.7            406.3             104.5              690.6
* Year of original investment in underlying companies


Deal type
SVG Capital's portfolio is focused towards Management Buy-Outs/Ins (83%) with a small exposure to Development Capital (14%). SVG Capital's exposure to early stage companies (3%) is entirely in the life sciences sectors.

Fund commitments
At 30 June 2005, SVG Capital had GBP359.5 million of uncalled commitments to seven private equity funds (December 2004: GBP411.4 million to seven funds). In addition, SVG Capital also had a GBP0.5 million uncalled commitment to The Strategic Recovery Fund; a GBP14.2 million uncalled commitment to P123, which is due in October 2005; and an uncalled commitment of GBP34.3 million to SVG Diamond.

Uncalled fund commitments                               Amount                  Amount            SVG Capital
                                                        called                uncalled               uncalled
                                              (local currency)        (local currency)            commitment*
                                                      millions                millions           GBP millions
Permira Europe II                                     EUR565.0                 EUR85.2                   57.5
Permira Europe III                                    EUR174.2                EUR333.8                  225.4
The Japan Venture Fund III                         Yen 2,962.6               Yen 142.4                    0.8
The Japan Fund IV                                  Yen 2,361.3             Yen 8,352.3                   42.1
SV Investments Fund I                                  US$52.6                 US$10.6                    5.9
SV Life Sciences Fund II                               US$40.3                  US$6.4                    3.5
SV Life Sciences Fund III                              US$31.5                 US$43.4                   24.3

Strategic Recovery Fund                                 GBP6.9                  GBP0.5                    0.5
P123                                                   EUR83.8                 EUR21.0                   14.2
SVG Diamond                                                  -                 EUR50.8                   34.3

Total                                                                                                   408.5


* Based on exchange rates at 30 June 2005

SVG Capital's return on its holdings of private equity funds, including P123, is summarised below:

                                                              Six months to                          Year to
                                                               30 June 2005                 31 December 2004
                                                              GBP millions*                    GBP millions*
Opening Valuation                                                     688.2                            560.3
Calls Payable                                                          36.5                            159.5
Distributions Receivable                                            (158.8)                          (143.9)
(excluding income and distributions                                  ______                           ______
from The Strategic Recovery Fund)
                                                                      565.9                            575.9

Increase in Value of Portfolio                                         50.9                            121.7
(less)/plus FX movement                                               (4.7)                            (9.4)
                                                                     ______                           ______
                                                                       46.2                            112.3
                                                                     ______                           ______
Closing Portfolio                                                     612.1                            688.2


*Calculated in accordance with IPEVC Valuation Guidelines.




The corresponding return on an IFRS basis is shown below:

IFRS basis                                                    Six months to                          Year to
                                                               30 June 2005                 31 December 2004
                                                               GBP millions                     GBP millions
Opening Valuation                                                     714.1                            567.4
Calls Payable                                                          36.5                            159.5
Distributions Receivable                                            (158.8)                          (143.9)
(excluding income and distributions                                  ______                           ______
from The Strategic Recovery Fund)
                                                                      591.8                            583.0

Increase in Value of Portfolio                                         66.3                            140.5
(less)/plus FX movement                                               (4.7)                            (9.4)
                                                                     ______                           ______
                                                                       61.6                            131.1
                                                                     ______                           ______
Closing Portfolio                                                     653.4                            714.1


The tables shown above relate to the private equity fund holdings only. The valuations of investments in the balance sheet also include holdings in public equity funds of GBP14.0 million (December 2004: GBP15.2 million; December 2003:
GBP8.2 million), which produced returns in the current period of GBP1.3 million (December 2004: GBP3.7 million).

Cash and marketable securities
SVG Capital's gross cash balance of GBP190.8 million (December 2003: GBP25.
1 million) was held principally in money market funds, reflecting anticipated short-term cash flows.







Twenty largest underlying companies

In the following pages, we show SVG Capital's twenty largest investments by value as at 30 June 2005. The valuations of these companies have been presented in accordance with IFRS.


SEAT Pagine Gialle (Italy)

Company                                                      GBP000's

Cost                                                           28,486

IFRS value                                                     49,875

Date of Acquisition                                         July 2003

SEAT Pagine Gialle, is a telephone directories, business information and directory assistance company, which demerged from the internet, television and business publishing arm of SEAT in August 2003. The company has significant market share in Italy, the UK and Germany and is Italy's leading yellow pages and telephone directory publisher. The valuation basis is quoted; the holding represents 6.1% of net assets. Taking into account IPEVC Valuation Guidelines, SVG Capital's holding in the company is valued at GBP37.0 million.


Ferretti (Italy)

Company                                                      GBP000's

Cost                                                           36,431

IFRS value                                                     46,781

Date of Acquisition                                      October 2002


Ferretti Group is a world leading producer of luxury motor yachts larger than 40 feet, created through a buy and build strategy of complementary motor yacht builders. The valuation basis is earnings; the holding represents 5.7% of net assets.


Premiere (Germany)

Company                                                     GBP000's

Cost                                                           5,741

IFRS value                                                    43,106

Date of Acquisition                                    February 2003

Premiere is a Pay-TV operator in Germany and Austria. It offers exclusive premium Pay-TV content including sports, movies and special interest packages on more than 25 channels. The company has approximately 3.3 million subscribers, serving both satellite and cable households. The valuation basis is quoted; the holding represents 5.3% of net assets. Taking into account IPEVC Valuation Guidelines, SVG Capital's holding in the company is valued at GBP34.1 million.


Memec (UK)

Company                                                     GBP000's

Cost                                                          38,889

IFRS Value                                                    40,863

Date of Acquisition                                     October 2000

Memec is a global specialist semiconductor distributor with operations in all of the world's key technology markets: Europe, the Americas, Japan and the Asia Pacific regions. The sale of Memec to Avnet, Inc completed after the period end. The valuation basis is third-party; the holding represents 5.0% of net assets.


Travelodge & Little Chef (UK)

Company                                                     GBP000's

Cost                                                          33,795

IFRS value                                                    33,885

Date of Acquisition                                    February 2003

Travelodge is the second largest operator in the UK budget hotel sector, providing around 14,000 rooms in 240 hotels located around Britain. Little Chef is the largest roadside restaurant chain in Britain with approximately 300 outlets. The valuation basis is earnings; the holding represents 4.2% of net assets.


Inmarsat (UK)

Company                                                      GBP000's

Cost                                                              621

IFRS value                                                     32,217

Date of Acquisition                                     December 2003

As a leading provider of global mobile satellite communication services, Inmarsat has been designing, implementing and operating satellite networks for over 23 years. The company's services include voice, fax, intranet and internet access and other data services used by multinational corporations, government agencies, media and international aid organisations and other users in the maritime, land and aeronautical sectors. The valuation basis is quoted; the holding represents 4.0% of SVG Capital's net assets. Taking into account IPEVC Valuation Guidelines, SVG Capital's holding in the company is valued at GBP22.1 million.


AA (UK)

Company                                                     GBP000's

Cost                                                          28,197

IFRS value                                                    28,197

Date of Acquisition                                   September 2004

The AA has a pre-eminent position in the roadside services market, providing both private and fleet motorists with breakdown cover across the UK. The business, when acquired, comprised roadside recovery, insurance, personal loans, service centres, mobile tyre fitting, publishing and driving schools. Its financial services division provides motor and home insurance and personal loans with some 1.6 million insurance policies and a GBP1 billion loan book. The valuation basis is cost in fund currency; the holding represents 3.5% of net assets.


austriamicrosystems (Austria)

Company                                                      GBP000's

Cost                                                           25,222

IFRS value                                                     25,696

Date of Acquisition                                         June 2000

austriamicrosystems designs, manufactures and sells semiconductor speciality products, focusing on analogue and mixed signal ASICS (Application - Specific Integrated Circuits). The company serves the wireless communications, industrial and automotive end-customer markets. The valuation basis is quoted; the holding represents 3.2% of net assets. Taking into account IPEVC Valuation Guidelines, SVG Capital's holding in the company is valued at GBP21.6 million.


New Look (UK)

Company                                                      GBP000's

Cost                                                              598

IFRS value                                                     22,615

Date of Acquisition                                        April 2004

New Look, is a leading UK fashion retailer targeting the young (15-44) female market. The company was established in 1969 and has grown to become one of the UK's largest retailers of womenswear with around 4% of the UK womenswear market. New Look has 504 stores in the UK and 181 stores in France (trading under the MIM fascia). The valuation basis is earnings; the holding represents 2.8% of net assets.


DinoSol Supermercados (Spain)

Company                                                      GBP000's

Cost                                                           22,451

IFRS value                                                     21,418

Date of Acquisition                                     December 2004

DinoSol  Supermercados  (formerly  Ahold  Supermercados)  operates 572 stores in
Spain and the  Canary  Islands,  trading  under a number  of  brands  including:
SuperSol, HiperSol, HiperDino, Netto and CashDiplo. The valuation basis is cost in fund currency; the holding represents 2.6% of net assets.


Parkway Holdings (Singapore)

Company                                                     GBP000's

Cost                                                          18,980

IFRS value                                                    21,032

Date of Acquisition                                    December 1999

Parkway is a private healthcare provider in Singapore with an established network of hospitals and clinics in Malaysia, Indonesia and India. The company has the region's best known brand name and a reputation for technological leadership. The valuation basis is quoted; the holding represents 2.6% of net assets. Taking into account IPEVC Valuation Guidelines, SVG Capital's holding in the company is valued at GBP17.1 million.


Vendex (Benelux)

Company                                                     GBP000's

Cost                                                          20,100

IFRS value                                                    19,176

Date of Acquisition                                   September 2004

Vendex is the largest non-food retailer in the Benelux with market leading positions in the department store, DIY, apparel and consumer electronics sectors. The company trades from 15 store fascias and around 1,800 outlets, employing 43,000 people. Vendex has a diversified portfolio of strong brands with most of the company's retail formats being household names in the Netherlands and Belgium. The valuation basis is cost in fund currency; the holding represents 2.4% of net assets.


Grammer (Germany)

Company                                                     GBP000's

Cost                                                           8,476

IFRS value                                                    17,525

Date of Acquisition                                         May 2001

Grammer  supplies  seating  equipment  to  the   automotive/commercial   vehicle
industry. The company serves three different segments of the automotive/commercial vehicle industry: automotive equipment (mainly seating utilities), commercial vehicle driver seats and commercial vehicle passenger seats. The valuation basis is third-party; the holding represents 2.2% of net assets. Since June 2005, funds advised by Permira have sold their entire holding in Grammer. The value of this realisation for SVG Capital is approximately GBP17.5 million.


Intelsat (US)

Company                                                     GBP000's

Cost                                                           3,552

IFRS value                                                    15,417

Date of Acquisition                                     January 2005

Intelsat is a leading provider of satellite communications services worldwide, supplying video, data and voice connectivity in over 200 countries and territories. The valuation basis is earnings; the holding represents 1.9% of net assets.


Marrazzi (Italy)

Company                                                     GBP000's

Cost                                                          15,010

IFRS value                                                    14,320

Date of Acquisition                                    December 2004

Marazzi is the world's largest manufacturer of ceramic tiles. The company is active in 130 countries and has over 4,000 employees and 18 plants located in Italy, Spain, France and the US with a new plant opening in Russia in 2005. The valuation basis is cost in fund currency; the holding represents 1.8% of net assets.


Grandi Navi Veloci (GNV) (Italy)

Company                                                     GBP000's

Cost                                                          12,713

IFRS value                                                    12,129

Date of Acquisition                                     October 2004

GNV is a leading European ferry company, with a fleet of eight ships. The first of its eight ships was launched in 1993, while its two largest and most recent ships, Superba and Suprema, were launched in 2002 and 2003. The valuation basis is cost in fund currency; the holding represents 1.5% of net assets.


EEMS (Italy)

Company                                                     GBP000's

Cost                                                           1,376

IFRS value                                                    12,068

Date of Acquisition                                         May 1999

EEMS performs assembly and test services for DRAM and Flash memory chip manufacturers. It also assembles memory modules, which are used in PCs, telecoms and the automotive industry. The valuation basis is earnings; the holding represents 1.5% of net assets.


Hogg Robinson (UK)

Company                                                      GBP000's

Cost                                                            7,548

IFRS value                                                     11,776

Date of Acquisition                                         June 2000

Hogg Robinson is an international business travel company. The company's travel operations include corporate travel management and e-commerce. The valuation basis is earnings; the holding represents 1.4% of net assets.


Strides Arcolab (India)

Company                                                      GBP000's

Cost                                                            3,223

IFRS value                                                     10,537

Date of Acquisition                                      January 2002

Strides Arcolab manufactures a range of generic drugs and tablets for supply to Western and developing markets. The valuation basis is quoted; the holding represents 1.3% of net assets. Taking into account IPEVC Valuation Guidelines, SVG Capital's holding in the company is valued at GBP9.6 million.


Washtec (Germany)

Company                                                      GBP000's

Cost                                                            5,939

IFRS value                                                     10,321

Date of Acquisition                                     February 1988

Washtec was formed from the merger of California Kleindienst and Wesumat, and manufactures car wash equipment. The valuation basis is quoted; the holding represents 1.3% of net assets. Taking into account IPEVC Valuation Guidelines, SVG Capital's holding in the company is valued at GBP10.2 million.



Consolidated income statement
                                                      For the six months ended          For the year ended
                       For the six months ended             30 June 2004                 31 December 2004
                             30 June 2005                    (Restated)                     (Restated)
                      Revenue   Capital      Total   Revenue   Capital      Total   Revenue    Capital     Total
                       return    return               return    return               return     return
                      GBP'000   GBP'000    GBP'000   GBP'000   GBP'000    GBP'000   GBP'000    GBP'000   GBP'000
------------------- ---------- --------- ---------- --------- --------- ---------- --------- ---------- ---------
Gains on                    -    62,911     62,911         -    29,866     29,866         -    134,799   134,799
investments -
gains on fair
value through
profit and loss
Exchange
(losses)/gains on
liquid assets            (71)   (3,426)    (3,497)     (145)   (1,372)    (1,517)      (75)        112        37
------------------- ---------- --------- ---------- --------- --------- ---------- --------- ---------- ---------
------------------- ---------- --------- ---------- --------- --------- ---------- --------- ---------- ---------
                         (71)    59,485     59,414     (145)    28,494     28,349      (75)    134,911   134,836
------------------- ---------- --------- ---------- --------- --------- ---------- --------- ---------- ---------
------------------- ---------- --------- ---------- --------- --------- ---------- --------- ---------- ---------

Revenue
Investment income      13,398         -     13,398       645         -        645     2,212          -     2,212
Other revenue           5,383         -      5,383     3,099         -      3,099     8,959          -     8,959
------------------- ---------- --------- ---------- --------- --------- ---------- --------- ---------- ---------
------------------- ---------- --------- ---------- --------- --------- ---------- --------- ---------- ---------
                       18,781         -     18,781     3,744         -      3,744    11,171          -    11,171
------------------- ---------- --------- ---------- --------- --------- ---------- --------- ---------- ---------
------------------- ---------- --------- ---------- --------- --------- ---------- --------- ---------- ---------
Operating expenses
Administrative
expenses              (6,006)         -    (6,006)   (4,640)         -    (4,640)  (10,839)          -  (10,839)
Other operating
expenses                    -     (242)      (242)         -         -          -         -      (928)     (928)
------------------- ---------- --------- ---------- --------- --------- ---------- --------- ---------- ---------
------------------- ---------- --------- ---------- --------- --------- ---------- --------- ---------- ---------
                      (6,006)     (242)    (6,248)   (4,640)         -    (4,640)  (10,839)      (928)  (11,767)
------------------- ---------- --------- ---------- --------- --------- ---------- --------- ---------- ---------
------------------- ---------- --------- ---------- --------- --------- ---------- --------- ---------- ---------

Operating
profit/(loss)          12,775     (242)     12,533     (896)         -      (896)       332      (928)     (596)

Finance costs         (2,207)         -    (2,207)   (3,291)         -    (3,291)   (5,402)          -   (5,402)
------------------- ---------- --------- ---------- --------- --------- ---------- --------- ---------- ---------
------------------- ---------- --------- ---------- --------- --------- ---------- --------- ---------- ---------
Profit/(loss)          10,497    59,243     69,740   (4,332)    28,494     24,162   (5,145)    133,983   128,838
before tax

Tax                      (16)         -       (16)      (47)         -       (47)        72          -        72
------------------- ---------- --------- ---------- --------- --------- ---------- --------- ---------- ---------
------------------- ---------- --------- ---------- --------- --------- ---------- --------- ---------- ---------
Profit/(loss) for      10,481    59,243     69,724   (4,379)    28,494     24,115   (5,073)    133,983   128,910
the period
------------------- ---------- --------- ---------- --------- --------- ---------- --------- ---------- ---------
------------------- ---------- --------- ---------- --------- --------- ---------- --------- ---------- ---------

Attributable to:
Equity holders of
the parent             10,478    59,183     69,661   (4,379)    28,489     24,110   (5,075)    133,899   128,824
Minority interest           3        60         63         -         5          5         2         84        86
------------------- ---------- --------- ---------- --------- --------- ---------- --------- ---------- ---------



Earnings per share
From continuing
activities

Basic                                        55.9p                          21.4p                         113.7p
------------------- ---------- --------- ---------- --------- --------- ---------- --------- ---------- ---------
------------------- ---------- --------- ---------- --------- --------- ---------- --------- ---------- ---------
                                             51.6p                          19.5p                          97.8p
Diluted
------------------- ---------- --------- ---------- --------- --------- ---------- --------- ---------- ---------


The total column of this statement represents the Group's Income Statement, prepared in accordance with IFRS. The supplementary revenue return and capital return columns are both prepared under guidance published by the Association of Investment Trust Companies. All items in the above statement derive from continuing operations.


Consolidated statement of changes in equity
for the six months ended 30 June 2005
                                Share        Share     Revenue      Capital        Share       Other     Minority
                              capital      premium     reserve      reserve       option    reserves     interest        Total
                                                    (restated)   (restated)      reserve  (restated)                (restated)
                              GBP'000      GBP'000     GBP'000      GBP'000      GBP'000     GBP'000      GBP'000      GBP'000
-------------------------- ----------- ------------ ----------- ------------ ------------ ----------- ------------ ------------
-------------------------- ----------- ------------ ----------- ------------ ------------ ----------- ------------ ------------
Profit for the period               -            -      10,478       59,183            -           -           63       69,724
-------------------------- ----------- ------------ ----------- ------------ ------------ ----------- ------------ ------------
-------------------------- ----------- ------------ ----------- ------------ ------------ ----------- ------------ ------------
Total recognised income             -            -      10,478       59,183            -           -           63       69,724
and expense
Issue of share options              -            -           -            -          713           -            -          713
Issue of shares via             6,000       29,508           -            -            -           -            -       35,508
Placing
-------------------------- ----------- ------------ ----------- ------------ ------------ ----------- ------------ ------------
-------------------------- ----------- ------------ ----------- ------------ ------------ ----------- ------------ ------------
Changes in equity for           6,000       29,508      10,478       59,183          713           -           63      105,945
the six months ended 30
June 2005

Balance at 31 December        122,530       72,622    (13,201)      422,945        1,250     102,704          505      709,355
2004

-------------------------- ----------- ------------ ----------- ------------ ------------ ----------- ------------ ------------
-------------------------- ----------- ------------ ----------- ------------ ------------ ----------- ------------ ------------
Balance at 30 June 2005       128,530      102,130     (2,723)      482,128        1,963     102,704          568      815,300
-------------------------- ----------- ------------ ----------- ------------ ------------ ----------- ------------ ------------


Consolidated statement of changes in equity
for the six months ended 30 June 2004
                                Share        Share     Revenue      Capital        Share       Other     Minority
                              capital      premium     reserve      reserve       option    reserves     interest        Total
                                                    (restated)   (restated)      reserve  (restated)                (restated)
                              GBP'000      GBP'000    GBP'000       GBP'000      GBP'000     GBP'000                   GBP'000
-------------------------- ----------- ------------ ----------- ------------ ------------ ----------- ------------ ------------
-------------------------- ----------- ------------ ----------- ------------ ------------ ----------- ------------ ------------
Profit for the period               -            -     (4,379)       28,489            -           -            5       24,115
-------------------------- ----------- ------------ ----------- ------------ ------------ ----------- ------------ ------------
-------------------------- ----------- ------------ ----------- ------------ ------------ ----------- ------------ ------------
Total recognised income             -            -     (4,379)       28,489            -           -            5       24,115
and expense
Issue of share options              -            -           -            -          454           -            -          454
-------------------------- ----------- ------------ ----------- ------------ ------------ ----------- ------------ ------------
-------------------------- ----------- ------------ ----------- ------------ ------------ ----------- ------------ ------------
Changes in equity for               -            -     (4,379)       28,489          454           -            5       24,569
the six months ended 30
June 2004

Balance at 31 December        112,655       43,114     (8,126)      289,046          343     110,037          419      547,488
2003

-------------------------- ----------- ------------ ----------- ------------ ------------ ----------- ------------ ------------
-------------------------- ----------- ------------ ----------- ------------ ------------ ----------- ------------ ------------
Balance at 30 June 2004       112,655       43,114    (12,505)      317,535          797     110,037          424      572,057
-------------------------- ----------- ------------ ----------- ------------ ------------ ----------- ------------ -----------


-

Consolidated statement of changes in equity
for the year ended 31 December 2004
                                Share        Share     Revenue      Capital        Share       Other     Minority
                              capital      premium     reserve      reserve       option    reserves     interest        Total
                                                    (restated)   (restated)      reserve  (restated)                (restated)
                              GBP'000      GBP'000     GBP'000      GBP'000      GBP'000    GBP'000                    GBP'000
-------------------------- ----------- ------------ ----------- ------------ ------------ ----------- ------------ ------------
-------------------------- ----------- ------------ ----------- ------------ ------------ ----------- ------------ ------------
Profit for the period               -            -     (5,075)      133,899            -           -           86      128,910
-------------------------- ----------- ------------ ----------- ------------ ------------ ----------- ------------ ------------
-------------------------- ----------- ------------ ----------- ------------ ------------ ----------- ------------ ------------
Total recognised income             -            -     (5,075)      133,899            -           -           86      128,910
and expense
Issue of share options              -            -           -            -          907           -            -          907
Issue of shares on              9,875       29,508           -            -            -     (7,333)            -       32,050
conversion of
convertible bonds
-------------------------- ----------- ------------ ----------- ------------ ------------ ----------- ------------ ------------
-------------------------- ----------- ------------ ----------- ------------ ------------ ----------- ------------ ------------
Changes in equity for           9,875       29,508     (5,075)      133,899          907     (7,333)           86      161,867
the six months ended 31
December 2004

Balance at 31 December        112,655       43,114     (8,126)      289,046          343     110,037          419      547,488
2003

-------------------------- ----------- ------------ ----------- ------------ ------------ ----------- ------------ ------------
-------------------------- ----------- ------------ ----------- ------------ ------------ ----------- ------------ ------------
Balance at 31 December        122,530       72,622    (13,201)      422,945        1,250     102,704          505      709,355
2004
-------------------------- ----------- ------------ ----------- ------------ ------------ ----------- ------------ ------------



Consolidated balance sheet
                                                                    As at              As at             As at
                                                             30 June 2005            30 June       31 December
                                                                                        2004              2004
                                                                  GBP'000            GBP'000           GBP'000
                                                                                  (Restated)        (Restated)
------------------------------------------------------- ------------------ ------------------ -----------------
------------------------------------------------------- ------------------ ------------------ -----------------
Non-current assets
Property, plant and equipment                                       1,097              1,182             1,161
Investments designated as fair value through profit               667,425            578,070           729,272
and loss
Deferred tax asset                                                     36                  -                74
------------------------------------------------------- ------------------ ------------------ -----------------
------------------------------------------------------- ------------------ ------------------ -----------------
                                                                  668,558            579,252           730,507
------------------------------------------------------- ------------------ ------------------ -----------------
------------------------------------------------------- ------------------ ------------------ -----------------
Current assets
Other receivables                                                   4,509              3,994             4,390
Cash and cash equivalents                                         190,825             71,980            25,148
------------------------------------------------------- ------------------ ------------------ -----------------
------------------------------------------------------- ------------------ ------------------ -----------------
                                                                  195,334             75,974            29,538
------------------------------------------------------- ------------------ ------------------ -----------------
------------------------------------------------------- ------------------ ------------------ -----------------

------------------------------------------------------- ------------------ ------------------ -----------------
Total assets                                                      863,892            655,226           760,045
------------------------------------------------------- ------------------ ------------------ -----------------
Current liabilities
Other payables                                                    (5,316)            (7,698)           (7,763)
------------------------------------------------------- ------------------ ------------------ -----------------
------------------------------------------------------- ------------------ ------------------ -----------------
                                                                  (5,316)            (7,698)           (7,763)
------------------------------------------------------- ------------------ ------------------ -----------------
------------------------------------------------------- ------------------ ------------------ -----------------

Total assets less current liabilities                             858,576            647,528           752,282
------------------------------------------------------- ------------------ ------------------ -----------------
------------------------------------------------------- ------------------ ------------------ -----------------
Non-current liabilities
Convertible loan notes                                           (42,676)           (74,939)          (42,374)
Deferred staff compensation                                         (600)              (532)             (553)
------------------------------------------------------- ------------------ ------------------ -----------------
------------------------------------------------------- ------------------ ------------------ -----------------
                                                                 (43,276)           (75,471)          (42,927)
------------------------------------------------------- ------------------ ------------------ -----------------

------------------------------------------------------- ------------------ ------------------ -----------------
------------------------------------------------------- ------------------ ------------------ -----------------
Net assets                                                        815,300            572,057           709,355
------------------------------------------------------- ------------------ ------------------ -----------------
------------------------------------------------------- ------------------ ------------------ -----------------

Equity
Called up share capital                                           128,530            112,655           122,530
Share premium account                                             102,130             43,114            72,622
Capital redemption reserve                                          3,204              3,204             3,204
Share purchase reserve                                             92,054             92,054            92,054
Convertibles - equity reserve                                       7,446             14,779             7,446
Share option reserve                                                1,963                797             1,250
Capital reserve                                                   482,128            317,535           422,945
Revenue reserve                                                   (2,723)           (12,505)          (13,201)
------------------------------------------------------- ------------------ ------------------ -----------------
------------------------------------------------------- ------------------ ------------------ -----------------
Equity attributable to equity holders of the parent               814,732            571,633           708,850

Minority interest                                                     568                424               505

------------------------------------------------------- ------------------ ------------------ -----------------
------------------------------------------------------- ------------------ ------------------ -----------------
Total equity                                                      815,300            572,057           709,355
------------------------------------------------------- ------------------ ------------------ -----------------
------------------------------------------------------- ------------------ ------------------ -----------------

------------------------------------------------------- ------------------ ------------------ -----------------
Net asset value per ordinary share
- undiluted                                                        633.9p             507.4p            578.5p
------------------------------------------------------- ------------------ ------------------ -----------------
------------------------------------------------------- ------------------ ------------------ -----------------
- diluted                                                          607.8p             483.2p            558.2p
------------------------------------------------------- ------------------ ------------------ -----------------



Consolidated cash flow statement
                                                                           For the               For the               For the
                                                                                        six months ended                  year
                                                                  six months ended               30 June                 ended
                                                                           30 June                  2004      31 December 2004
                                                                              2005            (Restated)            (Restated)
------------------------------------------------------------- --------------------- --------------------- ---------------------
Net cash used in operating activities                                        8,915               (1,480)               (2,686)
------------------------------------------------------------- --------------------- --------------------- ---------------------

Investing activities
Capital distributions from public equity funds                               4,642                     -                 1,394
Capital distributions from private equity funds                            158,786                69,356               143,924
Purchases of property, plant and equipment                                    (26)                   (8)               (1,004)
Purchases of public equity funds                                           (2,183)               (4,403)               (4,699)
Calls paid to private equity funds                                        (36,489)              (37,541)             (159,477)
------------------------------------------------------------- --------------------- --------------------- ---------------------
Net cash used in investing activities                                      124,730                27,404              (19,862)
------------------------------------------------------------- --------------------- --------------------- ---------------------
------------------------------------------------------------- --------------------- --------------------- ---------------------

Financing
Share placing                                                               36,000                     -                     -
Issue and listing costs of ordinary shares                                   (508)                   (9)                   (9)
------------------------------------------------------------- --------------------- --------------------- ---------------------
Net cash used in financing activities                                       35,492                   (9)                   (9)
------------------------------------------------------------- --------------------- --------------------- ---------------------
------------------------------------------------------------- --------------------- --------------------- ---------------------

Net increase/(decrease) in cash and cash equivalents                       169,137                25,915              (22,557)

Cash and cash equivalents at beginning of period                            25,148                47,668                47,668

Effect of foreign exchange rates                                           (3,460)               (1,603)                    37

------------------------------------------------------------- --------------------- --------------------- ---------------------
------------------------------------------------------------- --------------------- --------------------- ---------------------
Cash and cash equivalents at end of period                                 190,825                71,980                25,148
------------------------------------------------------------- --------------------- --------------------- ---------------------


Notes to the accounts

1. Audit Status

The above financial information is unaudited and does not amount to statutory accounts under Section 240 of the Companies Act 1985 (as amended). The information given as comparative figures for the six months ended 30 June 2004 and the year ended 31 December 2004 do not constitute the Company's statutory accounts for those financial periods. Statutory accounts for the year ended 31 December 2004 have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

This announcement is prepared on the basis of the accounting policies that the directors anticipate will be complied with in the annual financial statements. Certain disclosures concerning the transition from UK GAAP to IFRSs are given in note 3 and note 4. More detailed disclosures will be included in the published interim report and accounts. The financial statements have been prepared on the historical cost basis, except for the revaluation of financial instruments.

This statement was approved by the Board of Directors on 7 September 2005.

2. Interim Report & Accounts

Copies of the report and accounts will be circulated to shareholders in October 2005, and from the date of release may also be obtained from the Registered Office of the Company at 31 Gresham Street, London, EC2V 7QA.

3. IFRS restatement

Basis of preparation
The restatement has been prepared on the basis of all IFRS's currently issued by the International Accounting Standards Board effective for 2005 reporting and adopted by the European Union, which is the basis on which the next annual accounts of the Company will be prepared. The Company has adopted the latest revision to IAS 39 "Financial Instruments: Recognition and Measurement - The Fair Value Option," which has yet to be formally adopted for use in the EU, as the directors have anticipated that it will be adopted in time to be applicable to the next annual financial statements.

Major differences between UK GAAP and IFRS
a) Under IAS 39 - 'Financial instruments recognition and measurement'; quoted investments previously reported at mid-market value are now shown at bid price and classified as investments held at fair value through profit and loss". In addition, marketability discounts previously applied to quoted valuations are no longer applied. The effect of these changes is recorded in the Income Statements.

b) Under IAS 39 - 'Financial instruments recognition and measurement'; convertible loan notes are regarded as compound instruments, consisting of a liability component and an equity component. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible debt. The carrying amount to maturity of the liability component is measured at amortised cost. The difference between the proceeds of issue of the convertible loan notes and the fair value assigned to the liability component, representing the embedded option to convert the liability into equity of the group, is included in equity.

c) Under IFRS 2 - 'Share-based Payment'; the Group has to recognise a charge to income in respect of the fair value of outstanding share options granted to employees after 7 November 2002. The fair value has been calculated using a Black-Scholes option valuation model and is charged to income over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting. The total cost of these options is recorded in the Income Statements

d) There are other reclassifications in accordance with IAS 1 - 'Presentation of Financial Statements'.




4. Explanation of transition to IFRS's (continued)

Reconciliation of equity at 31 December 2004 (date of last UK GAAP financial statements)

------------------------------ --------------- --------------- --------------- --------------------------------
                                                  IFRS format      UK GAAP in
                                                  adjustments     IFRS format
                                      UK GAAP            only
Fixed assets                                                                                Non-current assets
Tangible fixed assets                   1,161               -           1,161    Property, plant and equipment
                               ---------------
                               ---------------
Fixed asset
investments
Funds and co-investments              688,198       (688,198)
Listed UK equities                     15,179        (15,179)
Money market instruments               10,987        (10,987)
                                                      703,377         703,377   Investments designated as fair
                                                                                 value through profit and loss
                                                           74              74               Deferred tax asset
                               ---------------                 ---------------
                               ---------------                 ---------------
                                      714,364                         704,612
                               ---------------                 ---------------
                               ---------------                 ---------------
Current assets                                                                                  Current assets
Debtors                                 4,390               -           4,390                Other receivables
Cash at bank                           14,161          10,987          25,148        Cash and cash equivalents
                               ---------------                 ---------------
                               ---------------                 ---------------
                                       18,551                          29,538
                                                               ---------------
                                                               ---------------

                                                                      734,150                     Total assets
Current liabilities                                                                        Current liabilities
Creditors: amounts falling            (7,763)               -         (7,763)                   Other payables
due within one year
                               ---------------
                               ---------------
Net current assets                     10,788
                               ---------------
                               ---------------

Debtors: amounts falling due               74            (74)
after more than one year
                               ---------------                 ---------------
                               ---------------                 ---------------
Total assets less current             726,387                         726,387        Total assets less current
liabilities                                                                                        liabilities
                                                                                       Non-current liabilities
Creditors: due after more            (49,479)          49,479
than one year
                                                     (48,926)        (48,926)           Convertible loan notes
                                                        (553)           (553)      Deferred staff compensation
Minority interest -                     (100)             100
non-equity
Minority interest - equity              (405)             405
------------------------------ --------------- --------------- --------------- --------------------------------
------------------------------ --------------- --------------- --------------- --------------------------------
Net assets                            676,403             505         676,908                       Net assets
------------------------------ --------------- --------------- --------------- --------------------------------
------------------------------ --------------- --------------- --------------- --------------------------------


Capital and reserves                                                                                    Equity
Called up share capital               122,530               -         122,530          Called up share capital
Share premium account                  72,622               -          72,622            Share premium account
Capital redemption reserve              3,204               -           3,204       Capital redemption reserve
Share purchase reserve                 92,054               -          92,054           Share purchase reserve
Capital reserve                       397,050               -         397,050                  Capital reserve
Revenue reserve                      (11,057)               -        (11,057)                  Revenue reserve
                                                               ---------------
                                                               ---------------
                                                                      676,403    Equity attributable to equity
                                                                                         holders of the parent

                                                          505             505                Minority interest

------------------------------ --------------- --------------- --------------- --------------------------------
------------------------------ --------------- --------------- --------------- --------------------------------
Equity shareholders' funds            676,403             505         676,908                     Total equity
------------------------------ --------------- --------------- --------------- --------------------------------






4. Explanation of transition to IFRS's (continued)

Reconciliation of equity at 31 December 2004 (date of last UK GAAP financial statements)

                                                          UK GAAP in IFRS    IFRS adjustment
                                                                   format                                 IFRS
------------------------------------------------------- ------------------ ------------------ -----------------
------------------------------------------------------- ------------------ ------------------ -----------------
Non-current assets
Property, plant and equipment                                       1,161                  -             1,161
Investments designated as fair value through profit               703,377             25,895           729,272
and loss
Deferred tax asset                                                     74                  -                74
                                                        ------------------                    -----------------
                                                        ------------------                    -----------------
                                                                  704,612                              730,507
                                                        ------------------                    -----------------
                                                        ------------------                    -----------------
Current assets
Other receivables                                                   4,390                  -             4,390
Cash and cash equivalents                                          25,148                  -            25,148
                                                        ------------------                    -----------------
                                                        ------------------                    -----------------
                                                                   29,538                               29,538
                                                        ------------------                    -----------------
                                                        ------------------                    -----------------

Total assets                                                      734,150                              760,045
Current liabilities
Other payables                                                    (7,763)                  -           (7,763)

                                                        ------------------                    -----------------
                                                        ------------------                    -----------------
Total assets less current liabilities                             726,387                              752,282
Non-current liabilities
Convertible loan notes                                           (48,926)              6,552          (42,374)
Deferred staff compensation                                         (553)                  -             (553)

------------------------------------------------------- ------------------ ------------------ -----------------
------------------------------------------------------- ------------------ ------------------ -----------------
Net assets                                                        676,908             32,447           709,355
------------------------------------------------------- ------------------ ------------------ -----------------
------------------------------------------------------- ------------------ ------------------ -----------------

Equity
Called up share capital                                           122,530                  -           122,530
Share premium account                                              72,622                  -            72,622
Capital redemption reserve                                          3,204                  -             3,204
Share purchase reserve                                             92,054                  -            92,054
Share option reserve                                                    -              1,250             1,250
Convertibles - equity reserve                                           -              7,446             7,446
Capital reserve                                                   397,050             25,895           422,945
Revenue reserve                                                  (11,057)            (2,144)          (13,201)
                                                        ------------------                    -----------------
                                                        ------------------                    -----------------
Equity attributable to equity holders of the parent               676,403                              708,850

Minority interest                                                     505                  -               505

------------------------------------------------------- ------------------ ------------------ -----------------
------------------------------------------------------- ------------------ ------------------ -----------------
Total equity                                                      676,908             32,447           709,355
------------------------------------------------------- ------------------ ------------------ -----------------



Notes to the reconciliation of equity at 31 December 2004

(a) The valuation of investments designated as fair value through profit and loss has increased, mainly due to the adjustments of fund valuations for the removal of discounts previously applied to quoted companies held in fund investments. This treatment is in accordance with IAS 39 "Financial instruments recognition and measurement".

(b) The 'embedded option' elements of the Company's convertible loan notes have been transferred to equity. The equity component has been measured at the date of issue. The remaining liability represents the carrying amount to maturity of a 'straight bond' with a 4.5% coupon and maturity dates of 2013, measured at amortised cost using the effective interest method. This treatment is in accordance with IAS 39 "Financial instruments recognition and measurement".

(c) A charge to profit and loss has been made in respect of the value of share options issued since 7 November 2002 for the relevant period to 31 December 2004. This treatment is in accordance with IFRS 2 "Share-based Payment".



Reconciliation of profit for the year ended 31 December 2004

                                                                                            IFRS
                                                                          UK GAAP     adjustment          IFRS
------------------------------------------------------------------- -------------- -------------- -------------
Gains on investments - gains on fair value through profit and loss        116,130         18,669       134,799
Exchange (losses)/gains on liquid assets                                     (45)             82            37
------------------------------------------------------------------- -------------- -------------- -------------
------------------------------------------------------------------- -------------- -------------- -------------
                                                                          116,085         18,751       134,836
------------------------------------------------------------------- -------------- -------------- -------------
------------------------------------------------------------------- -------------- -------------- -------------

Operating income
Investment income                                                           2,212              -         2,212
Other operating income                                                      8,959              -         8,959
------------------------------------------------------------------- -------------- -------------- -------------
------------------------------------------------------------------- -------------- -------------- -------------
                                                                           11,171              -        11,171
------------------------------------------------------------------- -------------- -------------- -------------
------------------------------------------------------------------- -------------- -------------- -------------
Operating expenses
Administrative expenses                                                   (9,932)          (907)      (10,839)
Other operating expenses                                                    (928)              -         (928)
------------------------------------------------------------------- -------------- -------------- -------------
------------------------------------------------------------------- -------------- -------------- -------------
                                                                         (10,860)          (907)      (11,767)
------------------------------------------------------------------- -------------- -------------- -------------
------------------------------------------------------------------- -------------- -------------- -------------

Operating profit/(loss)                                                       311          (907)         (596)

Finance costs                                                             (5,980)            578       (5,402)
------------------------------------------------------------------- -------------- -------------- -------------
------------------------------------------------------------------- -------------- -------------- -------------
Profit before tax                                                         110,416         18,422       128,838
Tax                                                                            72              -            72
------------------------------------------------------------------- -------------- -------------- -------------
------------------------------------------------------------------- -------------- -------------- -------------
Profit for the period                                                     110,488         18,422       128,910
------------------------------------------------------------------- -------------- -------------- -------------


Notes to the reconciliation of profit for the year ended 31 December 2004

(a) Gains on fair value through profit and loss increased as a result of the removal of discounts previously applied to quoted companies held in fund investments. The portfolio had a higher exposure to quoted investments at 31 December 2004 than at 31 December 2003.

(b) A charge to profit and loss has been made in respect of the value of share options.

(c) A net credit adjustment to profit and loss has been made for a reversal of previous charges amortised in respect of the 2011 Bonds following their conversion in December 2004, which outweighs the additional interest charge in respect of the 2013 Bonds using the effective interest method.



5. Business segments

For management purposes, the group is currently organised into the following principal activities:

Investing activities
SVG Capital's investment objective is to achieve capital appreciation by investing principally in private equity funds that are managed or advised by Permira, one of Europe's leading private equity firms. In addition, the Company invests in private equity funds that invest in Japan, North America, Asia and the life sciences sectors, and in unquoted and quoted businesses through specialist funds and co-investments alongside these funds.

Investing activities are undertaken by SVG Capital plc and The Platinum Trust.

Investment management and advisory services
To complement this investment objective and create capital and income for the Company, its fund advisory business structures, markets, manages and advises products for investment in private equity and in public equity using private equity techniques.

These activities are undertaken by SVG Advisers Limited, SVG Investment Managers Limited, SVG Advisers Inc. and SVG North America Inc.

Segment information about these business activities is presented below.

Six months ended 30 June 2005                  Investing activities            Investment          Consolidated
                                                                           management and
                                                                        advisory services
                                                            GBP'000               GBP'000               GBP'000
Revenue
Total revenue                                                13,807                 4,974                18,781
Administrative expenses                                       (822)               (5,184)               (6,006)
Other operating expenses                                      (242)                     -                 (242)
----------------------------------------------------------------------------------------------------------------
Operating profit                                             12,743                 (210)                12,533
Finance costs                                               (2,207)                     -               (2,207)
Gains on fair value through profit and loss                  62,906                     5                62,911
Exchange losses                                             (3,446)                  (51)               (3,497)
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Profit before tax                                            69,996                 (256)                69,740
---------------------------------------------------------------------------------------------------------------





6. Convertible loan notes
Creditors due after more than one year, on a consolidated basis, are detailed below. The 2011 convertible bonds convert into ordinary shares at 399p. The 2013 convertible bonds are convertible into ordinary shares at 480p.

                                                                As at                As at               As at
                                                              30 June              30 June         31 December
                                                                 2005                 2004                2004
                                                              GBP'000              GBP'000             GBP'000
-------------------------------------------------- ------------------- -------------------- -------------------
-------------------------------------------------- ------------------- -------------------- -------------------
4.5% Subordinated Convertible Bonds 2011                            -               33,513                   -
4.5% Subordinated Convertible Bonds 2013                       42,746               42,158              42,448
Unamortised premium, issue and listing costs                     (70)                (732)                (74)
-------------------------------------------------- ------------------- -------------------- -------------------
Long-term liabilities                                          42,676               74,939              42,374
-------------------------------------------------- ------------------- -------------------- -------------------

Issue costs are charged to the revenue account over the term of the capital instrument.

7. Net asset value per share
Calculation of the net asset value per share is based on 128,529,853 ordinary shares in issue as at 30 June 2005 (30 June 2004: 112,655,174, 31 December 2004:
122,529,853) and net assets of GBP814,732,000 (30 June 2004: GBP571,633,000;  31
December 2004: GBP708,850,000).

The 2011 bonds converted in December 2004 and therefore have no effect on diluted net assets at 30 June 2005 or 31 December 2004. The diluted net asset values per share assume the GBP39,400,000 2011 bonds are converted at 30 June 2004 at an exercise price of 399p into 9,874,687 new shares.

The diluted net asset values per share assume the GBP49,000,000 2013 bonds are converted at 30 June 2005 at an exercise price of 480p into 10,208,333 new shares (30 June 2004 and 31 December 2004: 10,208,333 new shares).

The diluted net asset values also assume that share options with a strike price lower than the undiluted net asset value are exercised at 30 June 2005 into an additional 7,908,124 ordinary shares (30 June 2004: 5,451,530 ordinary shares and 31 December 2004: 6,761,016 ordinary shares), for consideration of GBP33,933,000 (30 June 2004: GBP21,096,000 and 31 December 2004: GBP27,462,000).

Therefore the calculation of the diluted net asset values per share are based on net assets of GBP891,512,000 (30 June 2004: GBP667,668,000; 31 December 2004:
GBP778,686,000) and on 146,646,310  ordinary shares (30 June 2004:  138,189,724;
31 December 2004: 139,499,202).

--------
1 Shareholders' funds being equity attributable to equity holders of SVG Capital plc.
2 Valued in accordance with International Financial Report Standards, which is the basis on which the accounts have been prepared.
3 Valued in accordance with IPEVC Valuation Guidelines.
4 International Private Equity and Venture Capital ("IPEVC") Valuation
  Guidelines were introduced with effect from 1 January 2005, superseding previous guidelines issued by the AFIC, BVCA or EVCA. For quoted investments, the guidelines recommend that, in the absence of IFRS requirements, a marketability discount is appropriate if there is either a formal restriction on trading or there is a risk that the holding may not be able to be sold immediately. IPEVC guidelines concede that such discounts should not be applied if compliance with IFRS is required. This report is based on IPEVC guidelines assuming IRFS compliance was not a requirement.
5 Shareholders' funds being equity attributable to equity holders of SVG Capital plc.
6 Valued in accordance with International Financial Reporting Standards, which is the basis on which the accounts have been prepared.
7 Including GBP12.4 million of income and GBP4.6 million of distributions from
  The Strategic Recovery Fund.
8 Including GBP0.7 million of income and GBP1.4 million of distributions from
  The Strategic Recovery Fund.
9 The transaction is conditional upon PanAmSat Holding Corporation shareholders' approval, customary closing conditions and clearances from relevant regulatory agencies, including the appropriate US government antitrust authorities and the Federal Communications Commission.



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date: 08 September, 2005


                                 By:/s/John Spedding
                                       John Spedding
                                       Company Secretary
                                       For and on behalf of Schroder Investment
                                       Management Limited, Secretaries